March 18, 2011

Via EDGAR (as Correspondence Submission)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Mr. Kevin Woody
Accounting Branch Chief

RE:	Bonds.com Group, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Fiscal Quarter Ended September 31, 2010
Filed November 16, 2010
File No. 0-51076

Dear Mr. Woody:

We refer to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated February 9, 2011 addressed to Mr. Jeffrey Chertoff, Chief Financial Officer of the Company. On behalf of the Company, we have responded to the Staff’s comments as set forth below. Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
Please provide to us the required representations, signed by an appropriate officer of the company, regarding your awareness of obligations under the Securities Act of 1933 and the Exchange Act of 1934 and the representation which follow.

Please note our response in the last section of this response.

Mr. Kevin Woody
U.S. Securities and Exchange Commission
March 18, 2011

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page 55

Note 2 – Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 56

2.
We note your response to prior comment two. Please provide to us your analysis quantifying the insignificant impact your accounting for transactions on as settlement date basis has compared to recording such transactions on a trade date basis. Please also provide to us additional support detailing why you believe it is appropriate to use settlement date basis as opposed to trade date. Further, please address how you record transactions within your consolidated balance sheet where the settlement and trade straddle period end.

Analysis of Trade date Basis vs. Settlement Date Basis

The Company reported in its 10-K for the years ended December 31, 2009 and 2008, gross revenue on a settlement date basis of $3,903,428 and $863,030, respectively. The Company noted that for the months ended December 31, 2009 and 2008, trade date gross revenue transactions amounted to $12,679 and $27,113, respectfully. Therefore, had the Company reported on a trade date basis, gross revenue for the years ended December 31, 2009 and 2008 would have been $3,888,994 and $890,143, respectively. The result of reporting on a settlement date basis instead of trade date basis overstated gross revenue by $14,434 (which includes the adjustment of the December 2008 trade date basis gross revenue settled in January 2009) for the year ended December 31, 2009 and understated gross revenue by $27,113 for the year ended December 31, 2008.

Also, the Company reported in its 10-K for the years ended December 31, 2009 and 2008 cost of sales of $334,229 and $135,247, respectively. The Company noted that for the months ended December 31, 2009 and 2008, trade date cost of sales transactions amounted to $1,499 and $996, respectfully. Therefore, had the Company reported on a trade date basis, cost of sales for the years ended December 31, 2009 and 2008 would have been $334,732 and $136,243, respectively. The result of reporting on a settlement date basis instead of trade date basis understated cost of sales by $503 and $996 for the years ended December 31, 2009 and 2008, respectively.

Mr. Kevin Woody
U.S. Securities and Exchange Commission
March 18, 2011

In summary, as a result of reporting on a settlement date basis rather than trade date basis accounting, the Company overstated gross margin by $14,937 for the year ended December 31, 2009 and understated gross margin by $26,117 for the year ended December 31, 2008.

Based on this analysis, the company concludes that the impact of settlement date records versus trade date records is insignificant.

Additional Support

Upon the Commission’s request, the Company will make available the documentation supporting the quantitative reference described in the Analysis of Trade Date Basis vs. Settlement Date basis accounting.

Recording of transactions where the settlement and trade straddle period end

In our January 24, 2010 response, we agreed and understand that GAAP (ASC 940-20-25) requires commission income and related expenses to be accrued on the trade date basis, since substantially all the efforts in generating the commissions have been completed. However, given our business model, we believe that our revenues from sales concessions and mark-ups on secondary market securities from the fulfillment of client orders does not occur until the client trades have cleared.

The Company, in accordance with ASC 940-20-25 beginning in 2011, is applying trade date basis accounting.

Form 10-Q for the period Ended September 30, 2010

Condensed Consolidated Statement of Cash Flows, page 5

3.	It appears that you have presented Proceeds received from convertible notes payable – related partiesas a cash outflow.

The amount presented as proceeds received from convertible notes payable – related parties, should have instead been presented as supplemental disclosure of cash flow information – convertible notes payable, related parties, net of discount transfers from the current liabilities classification to convertible notes payable, related parties, net of discount long term liabilities classification.

The Company has noted to make this change and will reflect it as such in the Condensed Statement of Cash Flows in its annual filing as of December 31, 2010.

Mr. Kevin Woody
U.S. Securities and Exchange Commission
March 18, 2011

In responding to our comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law as of the United States.

Thank you for your consideration of our responses. Kindly confirm that the foregoing adequately responds to the Staff’s comments or, alternatively, that the Staff has no further inquiry at this time. Please contact me by telephone at (212) 946-3998 or fax at (212) 946-3999 if you have any questions regarding the matters addressed in this letter or require any additional information.

Respectfully submitted,

/s/ Jeffrey Chertoff

Chief Financial Officer

CC:	Mark Rakip (SEC)
Mark Danzi, Esq. (Hill Ward Henderson)
Scott Walters (Daszkal Bolton)